March 20, 2008

Griffin Jones
Chief Financial Officer and Director
Alternet Systems, Inc.
One Glen Royal Parkway, Suite 401
Miami, FL 33125

Re: **Alternet Systems, Inc.**
        Form 8-K filed March 19, 2008
        File No. 000-31909

Dear Mr. Jones:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on March 19, 2008

1.   Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please revise your Form 8-K accordingly, as we note your former accountant's reports for the past two fiscal years contained going concern opinions.

2.   Additionally, remove your reference to the transition period ended September 20, 2007 and the interim period through March 11, 2008. These disclosures are not required, as your former accountant's did not provide reports during these periods.

3.   Revise your disclosures regarding disagreements with your former accountant and reportable events to be through March 12, 2008, the date of dismissal, rather than March 11, 2008 or tell us why you feel this date is appropriate.

4.   Revise your disclosure for consultation with your new accountant for the period from the Company's two most recent fiscal years and through March 12, 2008 rather than "prior to [their] engagement" pursuant to Item 304(a)(2) of Regulation S-K.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please file your supplemental response and amendment via EDGAR in response to these comments within 10 business days of the date of this letter. Please note that if you require longer than 10 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 551-3379, or in my absence, to Robert Benton at (202) 551-3804.

Sincerely,

Melissa Feider
Staff Accountant